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EXHIBIT (a)(1)(viii)

[CELESTICA LETTERHEAD]

FORM OF TENDER OFFER REMINDER

There is one week left for you to elect to tender your eligible Options under the Company's Offer to Purchase Specified Options.

REMINDER: If you wish to participate in this offer, you must complete, sign and return your Letter of Transmittal (election form), a copy of which has been provided to you, and deliver it to us so that we receive it prior to 5:01 P.M., Eastern Time, on July 11, 2005, unless the offer is extended.

If you have questions about the offer, you may contact your site representative or Towers Perrin, by phone in the United States or Canada at 1-877-480-3585, in Mexico at 001-800-514-3585 and in all other jurisdictions at +44-870-161-6613.

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FORM OF TENDER OFFER REMINDER